SCHEDULE 13G

Amendment No. 1
LIFE TECHNOLOGIES CORP
Common Stock
Cusip #53217V109


Cusip #53217V109
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	1,124,388
Item 6:	0
Item 7:	5,987,782
Item 8:	0
Item 9:	5,987,782
Item 11:	3.263%
Item 12:	    HC


Cusip #53217V109
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	5,987,782
Item 8:	0
Item 9:	5,987,782
Item 11:	3.263%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		LIFE TECHNOLOGIES CORP

Item 1(b).	Name of Issuer's Principal Executive Offices:

		1600 Faraday Ave
		Carlsbad, CA  92008
		USA

Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		53217V109

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	5,987,782

	(b)	Percent of Class:	3.263%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	1,124,388

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	5,987,782

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certifications.

	Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange
Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein. I also certify that, to the best of my knowledge and belief, FIL Limited and its various non-U.S. investment management subsidiaries included on this Schedule 13G are subject to a regulatory scheme substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule
13D with respect to FIL Limited and its various non-U.S.
investment management subsidiaries included on this
Schedule 13G.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 09, 2010
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,865,371 shares or 2.651% of the Common Stock outstanding of LIFE TECHNOLOGIES
CORP ("the Company") as a result of acting as investment adviser to various investment companies registered under
Section 8 of the Investment Company Act of 1940. The number of shares of Common Stock of LIFE
TECHNOLOGIES CORP owned by the investment companies at October 31, 2010 included 16,074 shares of Common Stock resulting from the assumed conversion of $820,000 principal amount of INVITROGEN CV GBL 1.5%
2/15/24 (19.603 shares of Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of LIFE TECHNOLOGIES CORP owned by the investment companies at October 31, 2010 included 5,903 shares of Common Stock resulting from the assumed conversion of $290,000 principal amount of INVITROGEN
CORP CV 3.25 6/25 (20.356 shares of Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 4,865,371 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Strategic Advisers, Inc., 82 Devonshire Street, Boston,
MA 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR LLC's beneficial ownership includes 1,973 shares, or 0.001%, of the Common Stock outstanding of LIFE TECHNOLOGIES
CORP, beneficially owned through Strategic Advisers, Inc.

	Pyramis Global Advisors, LLC ("PGALLC"), 900
Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 216,626 shares or 0.118% of the outstanding Common Stock of LIFE TECHNOLOGIES CORP as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.
The number of shares of Common Stock of LIFE
TECHNOLOGIES CORP owned by the institutional account(s) at October 31, 2010 included 115,657 shares of Common Stock resulting from the assumed conversion of $5,900,000 principal amount of INVITROGEN CV GBL
1.5% 2/15/24 (19.603 shares of Common Stock for each
$1,000 principal amount of debenture). The number of shares of Common Stock of LIFE TECHNOLOGIES CORP owned by the institutional account(s) at October 31, 2010 included 43,969 shares of Common Stock resulting from the assumed conversion of $2,160,000 principal amount of INVITROGEN
CORP CV 3.25 6/25 (20.356 shares of Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 216,626 shares and sole power to vote or to direct the voting of 216,626 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Pyramis Global Advisors Trust Company ("PGATC"),
900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 93,113 shares or 0.051% of the outstanding Common Stock of the LIFE TECHNOLOGIES
CORP as a result of its serving as investment manager of institutional accounts owning such shares. The number of shares of Common Stock of LIFE TECHNOLOGIES CORP owned by the institutional account(s) at October 31, 2010 included 13,722 shares of Common Stock resulting from the assumed conversion of $700,000 principal amount of INVITROGEN CV GBL 1.5% 2/15/24 (19.603 shares of
Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of LIFE TECHNOLOGIES CORP owned by the institutional account(s) at October 31, 2010 included 5,089 shares of Common Stock resulting from the assumed conversion of $250,000 principal amount of INVITROGEN CORP CV 3.25
6/25 (20.356 shares of Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 93,113 shares and sole power to vote or to direct the voting of 91,988 shares of Common Stock owned by the institutional accounts managed by PGATC as reported above.

	FIL Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1)(ii), is the beneficial owner of 810,699 shares or 0.442% of the Common Stock outstanding of the Company.

	Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

	FMR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
LLC is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on November 09, 2010, agree and consent to the joint filing on their behalf of this
Schedule 13G in connection with their beneficial ownership of the Common Stock of LIFE TECHNOLOGIES CORP at
October 31, 2010.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	Fidelity Management & Research Company

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Senior V.P. and General Counsel